

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-mail
Trevor R. Burgess
Chief Executive Officer
C1 Financial, Inc.
100 5th Street South
St. Petersburg, FL 33701

> **Re: C1 Financial, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 2, 2014**
> **CIK No. 0001609132**

Dear Mr. Burgess:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1.   As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment. In this regard, we note, without limitation, that the information in the third and fourth columns of the principal stockholder table on page 109 remains substantially blank.

2.   Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please revise throughout the document to re-characterize the allowance for loan losses as a valuation allowance as opposed to a reserve, as it is currently characterized. The concept of a reserve, which may imply "extra", may not have the same connotation as the concept of a valuation allowance.

5.   Please revise the disclosures presented under the requirements of Industry Guide 3 to include them for the periods set forth within the instructions thereto. While the JOBS Act allows a company to present financial statements for two years, it does not obviate the requirements of Industry Guide 3.

Cover Page of Prospectus

6.   Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Prospectus Summary, page 5

7.   We note the following statements in the section headed "Why Do Our Clients Bank With Us?" which appear to be promotional:
- "We care more and we try harder and that's why businesses across the state of Florida are switching to C1 Bank" (see the first paragraph);
- "We are great at making loans..." (see the second paragraph); and
- "We...attract and retain the very best" (see the fifth paragraph).

Please revise to eliminate such statements here and elsewhere in the prospectus. Alternatively, please substantiate such statements or qualify them as the opinion or belief of the Company.

8.   Revise to add a bullet under "Risks to Consider" for the risks of being a "controlled company", i.e., lack of certain corporate governance protections.

The Offering, page 11

9.   Revise the "Use of proceeds" disclosure to clarify if there are any current plans, arrangements or understandings to make any material capital investments or make any material acquisitions. If so, briefly describe.

Risk Factors

10.   The purpose of the risk factors section is to discuss the most significant factors that make
        the offering speculative or risky. It is not intended to be a place for the company to offer
        assurances. However, you make several references to the Company's inability to offer
        assurances throughout this section. As examples only, refer to the penultimate risk factor
        on page 18 and the third full risk factor on page 19. Instead of stating the Company's
        inability to make assurances, please revise these portions of the risk factors section to
        merely state the material risks that exist due to the uncertainties addressed.

Risks Related to Our Business, page 17

11.   You identified higher loan portfolio risks on page 20 as a result of exceeding regulatory
        guidelines for commercial real estate loans. Please revise to quantify the amount by
        which these loans exceed regulatory guidelines and to discuss management's plan for
        reducing this segment of the loan portfolio, if any.

12.   You disclose that you are subject to risks associated with loans to companies based in
        Brazil on page 20 and elsewhere. Please revise to discuss management's policies and
        procedures for making loans to these companies and to clarify whether they are related to
        or otherwise in consideration of the relationship with your foreign national controlling
        shareholders. Please also disclose the fair value of the collateral held outside the United
        States for loans to companies based in Brazil.

Our allowance for loan losses..., page 17

13.   You disclose the amount of non-performing loans, the allowance on loans, and the ratio
        of allowance for loan losses to non-performing loans as of March 31, 2014. Please also
        disclose such information as of December 31, 2013 and December 31, 2012.
        Alternatively, you may add a cross-reference to this information as disclosed elsewhere
        in the prospectus.

Our loan portfolio includes unsecured..., page 20

14.   Please revise to quantify the extent by which your level of commercial real estate loans
        exceeds guidance by your bank regulators.

We are subject to risks associated with loans to Brazilian companies..., page 20

15.   Please revise to quantify, as of a recent date, the outstanding balance of your three
        commercial loans to Brazilian companies.

We are dependent on our information technology..., page 24

16.   Please remove the mitigating language from the third paragraph of this risk factor, which states your belief that you have "robust information security procedures and controls."

We are subject to environmental liability risk..., page 25

17.   If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.

Selected Consolidated Financial Data, Page 41

18.   You disclose the adjusted yield on loans, adjusted cost of deposits and adjusted net interest margin. Since these appear to be non-GAAP measures please disclose how you use these financial measures, why you believe they provide meaningful information to investors and all of the disclosures required by Item 10(e) of Regulation S-K. Please also revise your Summary Consolidated Financial and Other Data.

Critical Accounting Policies and Estimates, page 47

19.   Please revise to explain the effects of your election to delay the implementation of new accounting standards under the JOBS Act on your financial statements and to discuss the effect of that delay on the comparability of your financial statements to those of other entities. Also, please revise the Risk Factor section to identify and discuss these risks.

Allowance for Loan Losses, page 47

20.   Pease revise to explain the disclosure in this section that you use two years of actual loss experience by portfolio segment in determining the general component of the allowance for loan losses with the disclosure on page 18 that approximately 60% of loans were originated in the last four years and that, as result, you have limited experience in determining your payment patterns. Please also clarify why you believe two years of actual losses is appropriate for each segment of your loan portfolio and provide an expanded discussion of how you determine your allowance for loan losses.

21.   Please revise to provide an expanded discussion of the expansive list of economic factors you consider in determining the appropriateness of the general component of the allowance for loan losses. Please also discuss how you are able to identify and measure the effect of these items on your portfolio and quantify their effect on the allowance for loan losses to the extent material.

Allowance for Loan Losses, page 64

22.   Please revise your disclosures to clarify the apparent inconsistency from presenting the provision for loan losses as a reversal of the provision for loan losses in the roll-forward of the allowance for loan losses.

23.   You repeat the commercial real estate line item twice under recoveries. Please revise the apparent typo.

Business

Our Business Strategy – Growing organically, page 76

24.   Revise to disclose the estimated costs to open the new banking centers in 2014 and the loan production office in 2015, as referenced in the second and third bullets, respectively.

Supercalifragilisticexpialidocious, page 79

25.   The heading of this subsection may be confusing and difficult for an average reader to understand. Please revise as appropriate.

26.   We note the promotional tone of the disclosure on page 79. As examples only, refer to the following statements or phrases:
    •   "sleek terrazzo floors" and "sleek white walls";
    •   "Media response to [the] banking center has been tremendous...";
    •   "Cool Headquarters"; and
    •   "With a state-of-the-art kitchen/break room and a napping pod, this design makes our headquarters [attract] talent that thrives in this sort of passionate workplace."

    Please delete the promotional tone and disclose only facts that can be substantiated.

Sports Marketing, page 80

27.   Please revise the footnotes to the financial statements to disclose your accounting policies for expenses associated with sport marketing activities. Please also revise your management's discussion and analysis to quantify and discuss these expenses for each period presented since you incur sports marketing expenses to build your brand name and strengthen relationships with current and potential clients.

Information Technology, page 81

28.   Please revise to disclose the number of employees that currently constitute C1 Labs' engineering team.

29.   Please revise the footnotes to the financial statements to disclose your accounting policies for information technology expenses. Please also revise your management's discussion and analysis to quantify and discuss these expenses for each period presented since you incur these expenses to improve customer service and continuously improve your operations.

30.   You disclose on page 81 that you consider intellectual property rights to be important to your business. Please revise to discuss the nature of your intellectual property rights and how they are accounted for in the footnotes to the financial statements.

Executive Compensation

Summary Compensation Table, page 106

31.   Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Equity Compensation Plan, page 107

32.   Please revise to describe the material terms and conditions of the equity compensation plan, as referenced on page 107.

Principal Stockholders, page 109

33.   Your disclosure in the principal stockholders table indicates that Marcelo Faria de Lima will own no shares of the Company's common stock after the offering. Please revise, here or elsewhere as appropriate, any plans that Mr. Lima has for disposing of such shares.

Underwriting

Directed Share Program, page 121

34.   We note that the underwriters will reserve a certain percentage of the shares for sale directly to your directors, officers, employees, business associates and related persons. Please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Please also tell us how the procedures for the directed share program differ from the procedures for the general offering to the public.

35.   Please tell us the procedures the directed share purchasers must follow in order to purchase the offered securities. In particular, please tell us whether directed share

purchasers are required to establish accounts before the effective time. If so, please also tell us:

- whether such accounts will be general purpose accounts or accounts specifically earmarked for this offering; and
- whether any account funding is required or allowed prior to effectiveness of the registration statement.

36.   Please also supplementally advise us:

- whether you anticipate the aggregate dollar amount of directed share sales to exceed $120,000 for any person in one of the categories described in Item 404(a) of Regulation S-K;
- whether 5% or more of the shares in the offering are directed to one person or organization; and
- whether disclosure under Item 404(a) is required with respect to participation in the directed share program by any party.

Consolidated Financial Statements, beginning on page F-1

37.   Please revise the header to the interim financial statements to clarify that the balance sheet data at December 31, 2013 is derived from audited financial statements.

38.   Please revise the face of the balances sheets for all periods presented to present the allowance for loan losses either as a direct reduction to loans or by presenting net loans, with the allowance for loan losses disclosed parenthetically.

Note 5. Loans, page F-44

39.   You refer to home equity lines of credit (HELCOs) in Note 12. Please revise to provide disaggregated disclosure of this segment of your loan portfolio. Please discuss the related underwriting policies and procedures, the amount of HELCOs and home equity loans in your portfolio, the amount of these loans for which you do not hold the first lien and how you monitor credit quality on these loans when you do not hold the first lien.

Note 6. Other Real Estate Owned, page F-54

40.   It appears the amounts representing the valuation allowance for these assets results from fair value adjustments required to reduce the related assets to market value and, as such, they are not an allowance. Please revise to re-characterize the valuation adjustments to these assets as something other than an allowance.

Note 9. Income Tax Matters, page F-56

41.   You recognized bargain purchase gains on acquisitions of $13.5 million in 2013 and $6.2 million in 2012. In your reconciliation of your federal statutory rate of 34% to your

effective tax rate you appear to recognize the impact of the bargain purchase gain for your 2012 acquisition as a permanent difference. Conversely, you appear to have accounted for the bargain purchase gain for your 2013 acquisition as a timing difference. Please provide us with your analysis of the tax accounting for your bargain purchase gains.

Part II.

Item 15. Recent Sales of Unregistered Securities, page II-2

42.   Revise the description of the exempt transactions to state briefly the facts relied upon to make the relevant exemption available for each transaction. Refer to Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

43.   Please file any missing exhibits with your next amendment or tell us when you plan to file these documents. Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

44.   Please confirm that you have filed or will file all material agreements pursuant to Item 601(b)(10) of Regulation S-K. As examples only, we note that the following have not been filed:
*   agreement with FiServ, Inc. relating to information management systems (see page 24);
*   sports marketing contracts, including the contracts with each of the Tampa Bay Buccaneers, Miami Heat, Tampa Bay Lightning and sponsorship agreement for the Outback Bowl game (see pages 80 – 81);
*   agreement relating to the public/private partnership with the University of South Florida (see page 86); and
*   the equity compensation plan (see page 107) and preferred share purchase rights plan (see page 113), both of which will be adopted prior to consummation of the offering.

        Please advise or amend the registration statement, as appropriate.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Paul Cline at (202) 551-3851 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
       Manuel Garciadiaz, Esq.